yw

SEC

18008754

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-44523~~ 8-42293

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alamo Capital

OFFICIAL USE ONLY

FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 N Civic Dr. #360
(No. and Street)

Walnut Creek (City) CA (State) 94596 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy Mullally (925) 472-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corp.
(Name – if individual, state last, first, middle name)

2977 Ygnacio Valley Rd. #460 (Address), Walnut Creek (City) CA (State) 94598 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nancy Mullally, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alamo Capital, as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

M. RENE ALLEN
Commission # 2090194
Notary Public - California
Contra Costa County
My Comm. Expires Nov 16, 2018

Signature

CEO, CFO

Title

M. Rene Allen

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALAMO CAPITAL
Notes to Financial Statements
Year Ended June 30, 2018

TO THE COMMISSIONER OF THE DEPARTMENT OF BUSINESS OVERSIGHT
OF
THE STATE OF CALIFORNIA
AND
FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)

VERIFICATION FORM PURSUANT TO RULES 260.241.2(a) and 350.535(b)

(Executed Within the State of California)

I, Nancy A. Mullally, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the license (broker or dealer) nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 24 day of August, 2018
at Walnut Creek, California.

Nancy A. Mullally
Chief Executive Officer
Alamo Capital

TABLE OF CONTENTS

CROPPER

an accountancy corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
and Stockholders' of Alamo Capital

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alamo Capital as of June 30, 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with the standards of the Public Company Accounting Oversight Board (United States).

Basis for Opinion

These financial statements are the responsibility of Alamo Capital's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Engagement Partner Disclosure

The engagement partner on our audit for the year ended June 30, 2018 was John Cropper. Cropper Accountancy Corporation has served as the Company's auditor since 2002, with the current year being John Cropper's first year as engagement partner.

Other Information

The supplemental information contained in Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Alamo Capital's financial statements. The supplemental information is the responsibility of Alamo Capital's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 28, 2018

ALAMO CAPITAL
Statement of Financial Condition
June 30, 2018

ASSETS

ASSETS:	
Cash	$ 187,923
Accounts receivable:	
Cash held by clearing broker-dealer	1,249,781
Receivables from clearing broker-dealer	25,213
Remarketing fees receivable	28,979
Other receivables	87,041
Total accounts receivable	1,391,014
Securities owned at fair value	3,382,522
Accrued interest on firm trading securities	79,247
Prepaid expenses and deposits	41,726
Deferred tax asset	25,000
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $277,964	61,910
TOTAL ASSETS	$ 5,169,342

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 304,027
Payable to clearing broker-dealer - firm trading	3,383,756
Liabilities subordinated to claims of general creditors	300,000
Total liabilities	3,987,783
STOCKHOLDERS EQUITY:	
Common stock of no par value, authorized 1,000,000 shares, issued and outstanding 558,833 1/3	67,061
Preferred stock, various series, cumulative non-voting	450,000
Additional paid-in capital	9,939
Retained earnings	654,559
Total shareholders' equity	1,181,559
Total liabilities and shareholders' equity	$ 5,169,342

See Independent Auditor's Report and notes to these financial statements

ALAMO CAPITAL
Statement of Operations
Year Ended June 30, 2018

OPERATING REVENUES:	
Trading revenue	$ 4,992,345
Commission, concessions and fees	983,859
Interest	315,949
Total operating revenues	6,292,153
OPERATING EXPENSES:	
Human resources and related	1,905,017
Commissions	2,361,999
Professional fees	28,972
Clearing fees	406,562
Advertising and promotional	111,592
Occupancy, equipment and office	528,486
Technology and communications	851,446
Interest	317,361
Regulatory fees	86,964
Other	42,005
Total operating expenses	6,640,404
OPERATING LOSS BEFORE TAXES	(348,251)
Tax benefit	25,000
NET LOSS	$ (323,251)

See Independent Auditor's Report and notes to these financial statements

ALAMO CAPITAL.

Statement of Changes in Shareholders' Equity

Year Ended June 30, 2018

	Common Stock		Preferred Stock		Additional Paid-in	Retained Earnings	
	# Shares	Amount	# Shares	Amount	Capital	(Deficit)	Total
BALANCE AT JUNE 30, 2017	558,933	$ 67,061	420	$ 420,000	$ 9,939	$ 1,002,295	1,499,295
Net income (loss) for the year	-	-	-	-	-	(323,251)	(323,251)
Sale of preferred stock	-	-	30	30,000	-	-	30,000
Additional Paid-in capital	-	-	-	-	-	-	-
Dividends on cumulative non-voting preferred stock	-	-	-	-	-	(24,485)	(24,485)
BALANCE AT JUNE 30, 2018	558,933	$ 67,061	450	$ 450,000	$ 9,939	$ 654,559	$ 1,181,559

See Independent Auditor's Report and notes to these financial statements

ALAMO CAPITAL
Statement of Changes in Liabilities Subcrdinated to Claims of General Creditors
Year Ended June 30, 2018

BALANCE AT JUNE 30, 2017	$ 300,000
BALANCE AT JUNE 30, 2018	$ 300,000

See Independent Auditor's Report and notes to these financial statements

ALAMO CAPITAL
Statement of Cash Flows
Year Ended June 30, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	(323,251)
Depreciation		24,799
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Decrease in deposits with clearing broker and other receivables		397,600
Decrease in securities owned and accrued interest		4,885,355
Decrease in prepaid expenses and deposits		1,275
Increase in deferred tax assets		(25,000)
Increase in accounts payable		-
Decrease in payable to clearing broker-dealer		(4,877,429)
NET CASH USED IN OPERATING ACTIVITIES		157,011
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets		(16,726)
NET CASH USED BY INVESTING ACTIVITIES		(16,726)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Sale of preferred stock		30,000
Dividends Paid		(24,486)
NET CASH PROVIDED BY FINANCING ACTIVITIES		5,514
NET DECREASE IN CASH		145,799
CASH AT THE BEGINNING OF YEAR		42,124
CASH AT END OF YEAR		187,923
SUPPLIMENTAL DISCLOSURES		
Interest paid		22,656
Income tax paid	$	2,574

See Independent Auditor's Report and notes to these financial statements

ALAMO CAPITAL
Notes to Financial Statements
Year Ended June 30, 2018

1. GENERAL AND SIGNIFICANT ACCOUNTING POLICIES

The Company

Alamo Capital (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company transacts trades in stocks and bonds through brokers on a "fully-disclosed" basis and receives commissions therefrom. In addition, commissions are earned on sales of mutual funds and other financial products. The Company also trades in bonds realizing gains or losses on the difference between the cost and the market appreciation and/or ultimate sales price of the bonds.

Securities Owned and Income Recognition

Proprietary security transactions and related trading profit and loss are recorded on a trade-date basis. Commission income and related expenses arising from customers' securities transactions are reported on a trade date basis.

Securities owned and securities sold not yet purchased are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement* (See Note 3).

Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are held in the custody of the clearing broker-dealer. Should the contra-party to a proprietary transaction in securities fail to complete its contractual obligation, the Company may be at market risk to purchase or sell identical securities on the open market.

Securities sold not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables.

Fixed Assets and Depreciation

Fixed assets with a cost basis in excess of $5,000 are capitalized and stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives. Normal repairs and maintenance are expensed as incurred.

Depreciation is computed on the straight-line method over estimated useful lives as follows:

Computer hardware and software	5 years
Furniture and equipment	7 years
Leasehold improvements	Life of lease (1.75 years)

Advertising
Advertising costs are expensed as incurred. Total advertising expense for the year ended June 30, 2018 was $33,752

Income Taxes
The Company provides taxes on those due currently and those deferred to future periods as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company believes that it does not have unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax position will be sustained upon examination based on the facts, circumstances and information available at the end of each year. The measurement of unrecognized tax benefit is adjusted when new information is available, or when an event occurs that requires a change. With few exceptions the Company is no longer subject to examination by tax authorities for years before 2011.

Concentrations of Risk
Substantially all of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commitments and Contingencies
Accordingly to an indemnification clause in the Company's clearing agreement, should the Company's customers fail to settle security transactions, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. As of June 30, 2018, the Company had not been notified by the clearing broker-dealer, nor was management aware, of any potential losses.

Alamo Capital can participate in negotiated underwritings in several capacities such as; best efforts/selling group, distribution agent, co-manager or senior manager. If there is a balance after the purchase agreement is signed the appropriate haircut would be applied to the firm's liability, if any. There is always as option to withdraw from the account prior to the signing of the purchase agreement. Alamo Capital can participate in competitive underwritings as a Syndicate Member, Co-Manager or Manager using either Eastern or Western agreement. All presale orders are not counted in the firm liabilities but the profit from such can be used to offset the haircut on the balance of the account, divided by the percentage of liabilities and the appropriate haircut would be applied.

Subsequent Events
Management has evaluated subsequent events through, the date of the Report of Independent Registered Public Accounting Firm, the date the financial statement were available to be issued.

No events have occurred subsequent to year-end that require adjustment to or disclosure in the financial statements.

2. INCOME TAXES

The following is a summary of income taxes for the year ended June 30, 2018:

	Federal	State
Fiscal year 2018 net loss	(350,379)	(350,379)
Meals and entertainment	4,874	4,874
Deduct tax-based depreciation	(29,500)	(23,700)
Add: depreciation per books	21,102	21,102
Taxable Income (Loss)	(353,903)	(348,103)
Fiscal year 2017 net loss	(361,543)	(353,943)
Add: accumulated depreciation difference	18,080	2,319
	(697,366)	(699,727)
Tax rate	21.00%	8.84%
Deferred tax asset	(146,447)	(61,856)
Total deferred tax asset		(208,303)
Less: allowance against asset		183,303
Deferred tax asset at June 30, 2018		(25,000)

An allowance has been created against the Federal and California deferred tax asset at June 30, 2018, arising from net operating loss carryforward and due to the uncertainty regarding recoverability of such net tax benefits.

3. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell and asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those assets (and corresponding liabilities) measured at fair value on a recurring basis as of June 30, 2018:

Security Type	*Level 1*	*Level 2*	*Level 3*	*Total*
Government securities	$ -	$ -	$ -	$ -
Municipal bonds	3,382,522	-	-	3,382,522
Non-convertible debt securities	-	-	-	-
Other debt securities	-	-	-	-
TOTALS	$ 3,382,522	$ -	$ -	$ 3,382,522

4. EXEMPTION FROM RULE 15C3-3 AND PAYABLE TO CLEARING BROKER

The Company clears its proprietary and customer transactions through one broker-dealer on a fully-disclosed basis. As such, the Company is exempt from certain provisions of Rule 15c3-3 because it does not hold funds or securities of customers. The amount payable to the clearing broker relates to the financing of trading securities owned by the Company and is collateralized by those securities. Interest is charged on this payable at the prevailing margin rate, which was 3.75% at June 30, 2018.

5. NET CAPITAL REQUIREMENT

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.27 to 1 at June 30, 2018. Aggregate indebtedness and net capital change from day to day. However, the ratio is not to exceed 15 to 1. At June 30, 2018, the Company had net capital as defined of $1,132,513 which is $1,032,513 in excess of the minimum capital requirement.

6. LEASE COMMITMENTS

The Company has four office leases. Two leases are month-to-month contracts and two leases represent long-term lease commitments.

Minimum lease commitments for the following five fiscal years are as follows:

Year Ended June 30:	Office Space
2019	429,540
2020	437,208

7. RELATED PARTY TRANSACTIONS

During the year ended June 30, 2018, the Company transacted business with a related company, Alamo Advertising Group, which is owned and operated by the Company's two key employees and shareholders. Those transactions are summarized as follows as of and for the year ended June 30, 2018:

Cash disbursements to Alamo Advertising Group	$ 61,763
Cash receipts from Alamo Advertising Group	-
Amounts receivable from (payable to) Alamo Advertising Group	-

In addition, the Company provides all bookkeeping and management services to Alamo Advertising Group. No overhead reimbursements were received due to the insignificant nature of the amounts provided. Related party debt and interest expense are disclosed in Note 9.

8. PENSION PLANS

The Company sponsors a 401K sharing plan to which employee may contribute. The Company may contribute to this plan on a discretionary basis on behalf of eligible employees, as defined in the plan agreement. The Company did not contribute to such plan during the year ended June 30, 2018 and, as such, incurred no related expense.

9. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Notes payable which are subordinated to claims of general creditors were as follows at June 30, 2018:

Maturity Date	Interest Rate	Payable	Due to
June 20, 2021	Prime +3.00%	$ 300,000	Clearing broker

SCHEDULE 1

Computation of Net Capital
Pursuant to Rule 15c3-1
June 30, 2018

Computation of Net Capital	
Stockholders' Equity	$ 1,181,559
Liabilities subordinated to claims of general creditors	300,000
Assets not allowed for net capital purposes	
Non-Allowable Assets:	
Remarketing Fees	28,979
Fixed assets	61,910
Prepaid assets	41,726
Deferred tax asset	25,000
Total Non-Allowable Assets	157,615
Less haircut on exempted securities:	
Various haircut rates	180,043
Contractual securities commitments	11,388
Total reductions in net allowable assets	191,431
Net Allowable Capital	$ 1,132,513
Computation of Net Capital Requirement	
Minimum net capital required (6 2/3% of $304,027 aggregate indebtedness or the minimum of $100,000)	
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	$ 100,000
Net capital in excess of requirement	$ 1,032,513
Computation of Aggregate Indebtedness	
Total Aggregate Indebtedness	$ 304,027
Ratio of Aggregate Indebtedness to Net Capital	0.27 to 1
Computation of Reconciliation of Net Capital	
Net Capital Computed on FOCUS IIA as of June 30, 2017	$ 1,151,865
Decrease in cash	(448)
Decrease in Mark to Market	(30,062)
Increase accounts receivable	8,558
Reclassification from liability to prepaid expense	2,600
Net Capital per Audit	$ 1,132,513

CROPPER
an accountancy corporation

2700 Ygnacio Valley Road Ste 270
(925)

2977 Ygnacio Valley Rd. PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
and Stockholders' of Alamo Capital

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17a-5, in which (1) Alamo Capital (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 28, 2018

EXEMPTION REPORT PURSUANT TO SEC RULE 17A-5

Alamo Capital claims an exemption from 17CFR240.15c3-3 under provision (k)2(ii).

Alamo Capital met the exemption provisions identified above throughout the year ended June 30, 2018 without exception.

Nancy A. Mullally
Chief Executive Officer
Alamo Capital

CROPPER
an accountancy corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
and Stockholders' of Alamo Capital
Walnut Creek, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Alamo Capital (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2018 noting no material differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no material differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no material differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 28, 2018

SIPC-7

SIPC

42293 FINRA JUN
ALAMO CAPITAL
201 N CIVIC DR STE 360
WALNUT CREEK, CA 94596-3864

John Duden (925) 447-7660

8728.09

5013.61

1-29-18

3714 48

3714.48

✓

3714.48

Alamo Capital

Dated the 24 day of Aug, 20 18 Accountant

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF SIPC NET OPERATING REVENUES
AND GENERAL ASSESSMENT

6,252.42

0

51,422

339,845

433,696

5,818,725

8,728.09

ALAMO CAPITAL

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA WITH INDEPENDENT AUDITORS' REPORT THERON

YEAR ENDED JUNE 30, 2018

ALAMO CAPITAL

FINANCIAL SERVICES

SEC Mail Processing

SEP 05 2018

Washington, DC

August 23, 2018

Securities Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street N.E.
Washington D.C. 20549

To Whom It May Concern:

Enclosed please find one copy of the financial statements ("FOCUS") of Alamo Capital for the year ended June 30, 2018 together with our Auditors' report pursuant to Rule 17A-5 of the Securities Act of 1934.

Very truly yours,

Nancy A. Mullally

Nancy A. Mullally
CEO/CFO

201 N. Civic Dr. #360, Walnut Creek, CA 94596
Phone (925) 472-5700 / Toll-free (800) 645-5560 / Fax (925) 472-3909
Broker/Dealer Member FINRA, SIPC
www.alamocapital.com